UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 and subsequently amended on December 2, 2016 and December 5, 2016 (as amended, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value € 0.20 per share, of the Company (the “Shares”) at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By replacing the second paragraph under the heading “Additional Information Concerning the Projections” beginning on page 47 with the following paragraph:

The non-GAAP financial measures included in “Certain NXP Management Projections” in this Item 8 constitute forward-looking information, and NXP believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require NXP to quantify stock based compensation expense, merger-related costs, purchase price accounting effects, amortization expense of acquisition-related intangibles, asset impairment charges, restructuring charges and gains or losses relating to sales of assets. These items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation. If these items could be quantified, they may be significant for the following reasons:

•	NXP may grant a significant amount of stock based compensation during the periods covered by the Projections. NXP does not have a reasonable basis to predict future grants to existing employees, future levels of hiring over the periods covered by the Projections, the types of personnel hired, the types and amounts of equity compensation awards that would be necessary for existing employees and new hire grants, the vesting and timing of such awards and the then-current trading price of the Shares;

•	NXP may make one or more acquisition during the periods covered by the Projections, any of which would likely have a significant impact on NXP’s amortization expense, merger-related costs and purchase price accounting. Historically, acquisitions by NXP have ranged from $10 million to $11.6 billion. NXP does not have a reasonable basis to predict the timing, value or nature of any future potential acquisitions which could have a probable material impact on these reconciling items;

•	Certain of NXP’s assets may be significantly impaired over the periods covered by the Projections, including the approximately $2 billion of in-process research and development acquired from Freescale. NXP does not have a reasonable basis to predict the timing, amount and nature of any future potential impairment charges which could have a probable material impact on this reconciling item;

•

As a result of restructuring activities that may be undertaken by NXP during the periods covered by the Projections, NXP would likely incur significant charges. NXP may in the future determine to exit certain facilities and/or restructure its operations, each of those decisions being independent from one another. As a result of the acquisition of Freescale, NXP grew significantly and therefore any restructuring activities would likely result in more significant charges that are not comparable to prior restructuring activities. The amount and timing of the restructuring charges (and any reversals of charges recorded in prior periods) associated with these activities are wholly dependent upon the nature and timing of those restructuring activities. Restructuring charges could include, among other things, headcount reductions and associated severance and benefits costs, exit costs associated with closing office space or other locations and other contract cancellation charges, all of which are highly dependent upon the details of the particular restructuring activity. Estimating future restructuring charges (and reversals of charges) would require NXP to speculate about the occurrence and timing of future restructuring activities, which are both inherently uncertain; and

•	NXP may sell assets over the periods covered by the Projections and the gain or loss on such sales may be significant. Gains or losses on such sales have been inconsistent in amount and frequency, and future gains or losses will be significantly impacted by the timing and nature of NXP’s decisions to conduct sales of its assets. In addition, the value of NXP’s assets significantly increased as a result of acquiring Freescale. Estimating future gains and losses would therefore require NXP to speculate about the timing of these future asset sales and the assets involved in any such sales, both of which are inherently uncertain. It would be impracticable to quantify with any reasonable reliability the book value of the relevant assets and the value to be received for such assets in order to determine the associated amount of the gain or loss on such sale.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel

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